VIA EDGAR

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March 11, 2020	James R. Griffin +1 (214) 746-7779 james.griffin@weil.com

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Evans & Sutherland Computer Corporation
Schedule TO-T filed on February 27, 2020
Filed by Elevate Acquisition Corporation and Elevate Entertainment Inc.
File No. 005-09915

Dear Ms. Chalk:

This letter is sent on behalf of Elevate Acquisition Corporation and Elevate Entertainment Inc. (“Elevate”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated March 3, 2020 (the “Comment Letter”) regarding the above-referenced filing.  Please note that Elevate today filed with the Commission Amendment No. 1 to the Schedule TO (“Amendment No. 1”) reflecting, among other things, the revisions set forth below.  For ease of reference, we have set forth below, in bold, the text of the Staff’s comment prior to each of Elevate’s responses in the same order as presented in the Comment Letter.

Schedule TO-T

1.              In your response letter, with a view to possible further amended disclosure, please provide your analysis as to why you have not included Mirasol Capital, LLC and Stephen T. Winn as bidders in the Offer.  Alternatively, please revise to include Mirasol Capital, LLC and Stephen T. Winn as filers on the Schedule TO-T and revise the Offer to Purchase to include all required disclosure as to them individually (to the extent not already provided).  In this regard, we note that Parent is a holding company controlled by Mirasol Capital LLC, which is controlled by Stephen Winn and the “Winn Family Office,” according to your disclosure document.  See “Identifying the Bidder in a Tender Offer,” Section II.D.2 Mergers and Acquisitions — Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000) (available on our web site at www.sec.gov) for guidance.

Response: The Staff’s comment is noted.  Elevate has provided the requested revision to include both Stephen T. Winn and Mirasol Capital as bidders in the Offer, filers on the Schedule TO-T and has amended the Offer to Purchase to include all required disclosure as to them (to the extent not previously provided) in Amendment No. 1.

March 11, 2020 Page 2

2.              The disclosure in the Offer to Purchase indicates that “Parent, through itself or one or more of its affiliates” will provide the funds needed to purchase tendered Shares.  Persons or entities who provide financing for a tender offer may be deemed bidders in the Offer. See our preceding comment above.  To the extent that entities other than those identified in the preceding comment will provide financing for this Offer, consider whether they also should be included as bidders on the Schedule TO-T.

Response: The Staff’s comment is noted.  Elevate has included the following language in Amendment No.1 to specifically address the Staff’s comment:

“We estimate that we will need approximately $14,500,000 to purchase all of the Shares pursuant to the Offer and to complete the Merger. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

Mr. Winn, through Mirasol Capital and Parent, will provide Purchaser with sufficient funds to purchase all Shares validly tendered in the Offer and, upon the terms and subject to the conditions set forth in the Merger Agreement, to complete the Merger following the consummation of the Offer. Mr. Winn, Mirasol Capital and Parent expect to obtain the necessary funds from cash on hand. The Offer is not subject to any financing condition, and none of Mr. Winn, Mirasol Capital, Parent or Purchaser anticipate the need to obtain any financing for the Offer or the Merger.”

Exhibit (a)(1)(A)- Offer to Purchase

Background of the Offer, page 14

3.              Please confirm in your response letter that all of the projections provided to the bidders by the Company referenced here are included in the Schedule 14D-9.  If not, please revise to include such projections in the Offer to Purchase, or provide your analysis as to why you have not done so.

Response:  The Staff’s comment is noted.  Elevate respectfully advises the Staff that the projections delivered to Elevate on January 21, 2020 (the “January Projections”) are the only projections that have been disclosed in the Schedule 14D-9.   Evans & Sutherland Computer Corporation, a Utah corporation (the “Company”) has advised Elevate that the January Projections were the projections utilized by Boenning & Scattergood Inc. (“Boenning”) in the preparation of its fairness opinion, and that the earlier projections delivered to Elevate on September 27, 2019 (the “September Projections”) were superseded by the January Projections, as the January Projections contained a more informed view of the Company’s prospects due to more recent information available to management of the Company at that time.   Accordingly, Elevate is of the view, and has been advised by the Company that they are of the view, that the September Projections are not material, in that (a) they were not utilized by Boenning in the preparation of its fairness opinion, and (b) they are not reliable, as they do not represent management’s view as to the future performance of the Company due, in part, to the staleness of the information and assumptions on which they were prepared.

Conditions of the Offer, page 44

4.              All offer conditions must be satisfied or waived as of the Expiration Time of the offer when withdrawal rights terminate.  While the first paragraph of the “Conditions of the Offer” section on page 44 states that conditions must be satisfied or waived by the Expiration Time, the condition in the second bullet on page 45 refers to a condition that must be satisfied as of the Acceptance Time.  Please revise or advise.

Response: The Staff’s comment is noted.  Elevate has revised the second bullet on page 45 in Amendment No. 1 to include the following language to make clear that the condition will be tested at the Expiration Date:

March 11, 2020 Page 3

“the Company will have complied with or performed in all material respects each covenant or agreement that it is required to comply with or to perform at or prior to the Expiration Date;”

Please do not hesitate to contact us if you have any further questions.

Sincerely,

/s/ James R. Griffin

James R. Griffin

cc:	Shaun Miller (of Elevate Entertainment Inc.) (via email)
Jeffrey M. Jones, Esq. (of Durham Jones & Pinegar, P.C.) (via email)
Kevin R. Pinegar, Esq. (of Durham Jones & Pinegar, P.C.) (via email)